UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
280 Park Avenue
New York, NY 10017

OMNICOM GROUP RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:
PKF O'Connor Davies, LLP	1

FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits as of December 31, 2025 and 2024	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2025 and 2024	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES:
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025	11
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2025	12

SIGNATURE	13

EXHIBIT 23:
Consent of Independent Registered Public Accounting Firm	14

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator and Participants
Omnicom Group Retirement Savings Plan
New York, New York

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in: (1) Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and (2) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2025 have been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PKF O'Connor Davies, LLP

We have served as the Plan’s auditor since 2009.

Harrison, New York
June 29, 2026
PCAOB ID No. 127

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets:
Investments, at fair value:
Mutual Funds	$459,849,026	$468,094,524
Common/Collective Trusts	4,169,582,148	3,665,201,911
Company Stock	91,266,320	102,272,331
	4,720,697,494	4,235,568,766
Investments, at contract value	195,059,614	206,039,150
Total Investments	4,915,757,108	4,441,607,916
Receivables:
Employer contributions	24,210,000	4,000,000
Notes receivable from participants	24,212,824	23,958,080
Accrued interest and dividends	1,078,534	833,725
Due from broker for investments sold	14,141	160,797
Total Receivables	49,515,499	28,952,602
Total Assets	4,965,272,607	4,470,560,518
Liabilities:
Accrued expenses and other	632,463	558,712
Due to broker for investments purchased	87,853	22,511
Total Liabilities	720,316	581,223
Net Assets Available for Benefits	$4,964,552,291	$4,469,979,295

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2025	2024
Additions:
Contributions:
Employer	$24,215,133	$4,075,424
Participants	207,303,191	211,536,779
Rollovers	34,432,088	52,456,920
	265,950,412	268,069,123
Dividend and interest income	42,727,750	52,245,981
Settlement proceeds	—	1,308,804
Net appreciation in fair value of investments	710,438,949	579,618,771
Total Additions	1,019,117,111	901,242,679
Deductions:
Benefits paid	544,216,702	450,030,350
Administrative expenses	1,951,762	1,924,473
Total Deductions	546,168,464	451,954,823

Net increase	472,948,647	449,287,856
Assets transferred into Plan	21,624,349	42,708,286
Net assets available for benefits:
Beginning of year	4,469,979,295	3,977,983,153
End of year	$4,964,552,291	$4,469,979,295

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
The following brief description of the Omnicom Group Retirement Savings Plan, or the Plan, provides only general information. Participants should refer to the Summary Plan Description, or SPD, or the Plan document for a more complete description of the Plan’s provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.
General
The Plan is a defined contribution retirement plan covering all eligible employees of participating companies of Omnicom Group Inc., or the Company, and the Company is the sponsor of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and to the provisions of the Internal Revenue Code of 1986, as amended, or the Code, as it pertains to plans intended to qualify under Section 401(a) of the Code. The Administrative Committee, or the Committee, comprised of persons appointed by the Company’s Board of Directors, or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan’s assets are held in trust with Fidelity Management Trust Company, or the Trustee, and an affiliate of the Trustee performs the recordkeeping services for the Plan.
Eligibility and Plan Entry Dates
For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies can enroll in the Plan as soon as administratively practicable following employment.
Contributions
Each year, participants may contribute from 1% to 70% of their eligible compensation as either the pre-tax 401(k) or Roth after-tax 401(k) contributions, or a combination of both, up to the maximum allowed under the Code. Participants who are age 50 or older during the Plan year are eligible to contribute additional pre-tax or Roth after-tax catch-up contributions. The Plan accepts rollover contributions from other employers’ qualified plans and from conduit Individual Retirement Accounts.
Each participating company may make discretionary matching contributions, or Employer Contributions, to the Plan each year on behalf of its eligible employees. Participants are generally eligible to receive Employer Contributions, if any, if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end. With respect to the 2024 Plan year, the discretionary Employer Contributions were considerably less than 2025 and prior years.
Participant Accounts
Participants direct the investment of their accounts into various investment options offered by the Plan. Each participant’s account is credited with the participant’s contributions, allocations of discretionary Employer Contributions, and investment income or losses, which consists of interest, dividends, and the net realized and unrealized investment gains and losses, less administrative expenses, for the investment option in which that account is invested. The benefit to which a participant is entitled is the participant’s vested account balance.
The investment option that allows participants to invest in Omnicom Group Inc. common stock, or Company Stock, has been designated as an Employee Stock Ownership Plan, or ESOP. Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.
Vesting
Participants vest in any employer matching contributions according to the following schedule, as adopted by each participating company:

0%	for less than 2 years,
40%	for 2 years but less than 3 years,
100%	for 3 years or more; or,

Participants vest in prior employer profit sharing contributions according to the following schedule:

0%	for less than 2 years,
20%	for 2 years but less than 3 years,
50%	for 3 years but less than 4 years,
70%	for 4 years but less than 5 years,
100%	for 5 years or more.
In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.
Forfeitures
Forfeited non-vested account balances are used to reduce Employer Contributions. Forfeitures of $5.2 million and $8.9 million were used to reduce Employer Contributions at December 31, 2025 and 2024, respectively. The Employer Contribution receivable at December 31, 2025 and 2024 reflects the reduction of the forfeitures for those years.
Benefit Payments
Upon termination of employment, retirement, disability or death, participants, or their beneficiaries, may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Terminated participants may defer payment of their account until they are required to receive a distribution in accordance with the Code. The Plan provides that accounts of terminated participants are distributed if their vested balance is $7,000 or less. The Plan also allows hardships withdrawals, if certain conditions are met, and has an in-service withdrawal provision for employees who are age 59 ½ or older.
Notes Receivable from Participants
Generally, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans range from 4.25% to 9.50% at December 31, 2025 and 4.25% to 9.50% at December 31, 2024. Principal and interest are generally repaid through payroll deductions. General purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. However, loans granted for principal residences that were transferred from merged plans may have longer maturity dates.
Investment Option Changes
The Committee periodically reviews the Plan's investment options and may change the investment options available to the participants. Effective December 6, 2024, the Fidelity Freedom Blend 2070 Commingled Pool Class T was added as an investment option, and two investment options, the Fidelity 500 Index Fund and the Fidelity Contrafund Commingled Pool Class D were replaced with similar investment options, the Spartan 500 Index Pool Class D and the Fidelity Contrafund Commingled Pool Class F. There were no fund changes for the 2025 Plan year.
Administrative Expenses
Expenses arising from participants’ individual investment elections or transactions, including loan set up fees, are paid directly by the participant. Participants with balances of $1,000 or more are charged a recordkeeping fee of $34 per year and an administrative fee of $12 per year. Direct participant expenses, recordkeeping fees and administrative fees are included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits.
Assets Transferred into Plan
In 2025, one separate retirement plan sponsored by subsidiaries of the Company, the P5 Strategies, LLC 401(k) Profit Sharing Plan was merged into the Plan and assets of approximately $21.6 million were transferred into the Plan. In 2024, two separate retirement plans sponsored by subsidiaries of the Company, the TPN Holdings LLC 401(k) Plan and a portion of the assets of the Insperity 401(k) Plan attributable to the employees of Ptarmigan Media Inc. were merged into the Plan and assets of approximately $42.7 million were transferred into the Plan.

2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, additions to and deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions and the difference could be material.
Investments
Investments in funds of registered investment companies (mutual funds) are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Shares of mutual funds are valued at quoted market prices. Shares of certain common/collective trusts are valued at the net asset value, or NAV, as reported by the trustees and are based on the fair value of the underlying net assets. The NAV is used as a practical expedient to estimate fair value. Each common/collective trust provides for daily redemption at the reported NAV per share with no advance notice. There were no unfunded commitments as of December 31, 2025 and 2024. Shares of Company Stock are valued at the closing price as reported on The New York Stock Exchange.
The Fidelity Managed Income Portfolio II, or MIP II, is a common/collective trust that holds fully benefit-responsive investment contracts (see Note 3) and is stated at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan.
Purchases and sales of investments are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the net realized and unrealized investment gains and losses.
The Empower Guaranteed Income Fund is a carry-over investment from the TPN Holdings LLC 401(k) Plan, which was transferred into the Plan in 2024. This investment is not an investment option for Plan participants.
Fair Value Measurement
The Plan applies the fair value measurement guidance for its financial assets and liabilities that are required to be measured at fair value on a recurring basis. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The inputs establish the following fair value hierarchy:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical assets or liabilities in markets that are not active; and model-derived valuations with observable inputs.
Level 3 - Unobservable inputs for the asset or liability.
Investments where fair value is measured using NAV as a practical expedient are not categorized in the fair value hierarchy.
Notes Receivable from Participants
Notes receivable from participants are measured at the unpaid principal balance, plus any accrued interest. As provided for in the Plan, delinquent notes receivable are classified as benefit payments and are reflected in the statement of changes in net assets available for benefits.
Benefit Payments
Benefits are recorded when paid.
Risk and Uncertainties
The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, foreign currency risk, economic changes, and overall market volatility risk. The value of the Plan's investments is subject to volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participants' account balances.

In addition, global economic disruptions, including geopolitical events, international hostilities, acts of terrorism, public health crises, inflation or stagflation, tariffs and other trade barriers, central bank interest rate policies and labor and supply chain challenges could cause economic uncertainty and volatility. The future impact on the Plan’s net assets available for benefits and changes in net assets available for benefits is uncertain.
3. Investment in Fully Benefit Responsive Contracts
The underlying assets of MIP II are comprised of fixed income securities, including U.S. Treasury and agency bonds, publicly traded investment grade corporate debt, asset-backed securities, and other debt securities, and money market funds. The securities are “wrapped” by synthetic investment contracts that provide liquidity for participant withdrawals by maintaining a constant net asset value. The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). The contract value of MIP II is determined by the Trustee and is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II at contract value. At December 31, 2025 and 2024, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers. The interest crediting rates for MIP II at December 31, 2025 and 2024 were 3.03% and 2.72%, respectively.
4. Investments
Investments measured at fair value:

	December 31,
	2025	2024
Omnicom Group Inc. Common Stock	$91,266,320	$102,272,331
Spartan 500 Index Pool Class D	707,678,562	661,722,526
Fidelity Contrafund Commingled Pool Class F	555,208,474	511,152,193
JPMCB Large Cap Growth CF-A Class	266,542,693	259,636,627
T. Rowe Price Institutional Large Cap Value Fund	159,748,079	162,743,008
Fidelity Diversified International Commingled Pool Class C	180,668,875	153,771,132
AB Discovery Value Fund Class Z	114,897,285	130,774,077
William Blair Small-Mid Cap Growth CIT	108,415,604	125,132,900
PIMCO Total Return Fund Institutional Class	107,877,219	103,884,862
Vanguard FTSE Social Index Fund IS	75,878,288	69,692,745
State Street U.S. Bond Index Fund Class XIV	33,975,884	24,887,631
State Street Global All Cap Equity Ex-U.S. Index Fund Class II	34,019,458	19,147,439
State Street Russell Small/Mid Cap Index Fund Class II	41,406,775	36,091,574
Fidelity Freedom Blend Income Commingled Pool Class T/Retirement Fund	11,368,039	10,152,441
Fidelity Freedom Blend 2010 Commingled Pool Class T	7,065,617	6,322,733
Fidelity Freedom Blend 2015 Commingled Pool Class T	10,047,845	9,910,597
Fidelity Freedom Blend 2020 Commingled Pool Class T	30,242,395	33,240,211
Fidelity Freedom Blend 2025 Commingled Pool Class T	86,925,940	87,050,854
Fidelity Freedom Blend 2030 Commingled Pool Class T	157,927,279	149,037,005
Fidelity Freedom Blend 2035 Commingled Pool Class T	280,083,679	240,731,405
Fidelity Freedom Blend 2040 Commingled Pool Class T	333,908,504	281,108,386
Fidelity Freedom Blend 2045 Commingled Pool Class T	356,931,206	293,645,061
Fidelity Freedom Blend 2050 Commingled Pool Class T	395,942,381	329,621,593
Fidelity Freedom Blend 2055 Commingled Pool Class T	329,129,549	255,551,019
Fidelity Freedom Blend 2060 Commingled Pool Class T	190,536,326	144,257,385
Fidelity Freedom Blend 2065 Commingled Pool Class T	50,445,600	33,031,153
Fidelity Freedom Blend 2070 Commingled Pool Class T	1,111,463	46
Fidelity Government Money Market Fund	1,448,155	999,832
	$4,720,697,494	$4,235,568,766

The net appreciation (depreciation) in the fair value of investments:

	Year Ended December 31,
	2025	2024
Omnicom Group Inc. Common Stock	$(6,430,333)	$256,553
Spartan 500 Index Pool Class D	112,515,534	(22,968,250)
Fidelity 500 Index Fund	—	152,459,323
Fidelity Contrafund Commingled Pool Class F	108,031,600	(21,771,992)
Fidelity Contrafund Commingled Pool Class D	—	162,976,569
JPMCB Large Cap Growth CF-A Class	34,654,258	66,844,001
T. Rowe Price Institutional Large Cap Value Fund	(428,827)	4,983,480
Fidelity Diversified International Commingled Pool Class C	42,114,722	10,608,980
AB Discovery Value Fund Class Z	(3,996,918)	(4,907,759)
William Blair Small-Mid Cap Growth CIT	300,147	13,502,174
PIMCO Total Return Fund Institutional Class	4,583,103	(2,113,251)
Vanguard FTSE Social Index Fund IS	10,844,179	14,377,290
State Street U.S. Bond Index Fund Class XIV	1,921,554	308,559
State Street Global All Cap Equity Ex-U.S. Index Fund Class II	7,048,715	964,563
State Street Russell Small/Mid Cap Index Fund Class II	4,549,150	5,019,805
Fidelity Freedom Blend Income Commingled Pool Class T/Retirement Fund	1,058,703	371,296
Fidelity Freedom Blend 2005 Commingled Pool Class T	—	39,862
Fidelity Freedom Blend 2010 Commingled Pool Class T	686,914	448,720
Fidelity Freedom Blend 2015 Commingled Pool Class T	1,206,753	619,962
Fidelity Freedom Blend 2020 Commingled Pool Class T	4,261,738	2,479,985
Fidelity Freedom Blend 2025 Commingled Pool Class T	12,944,451	6,936,287
Fidelity Freedom Blend 2030 Commingled Pool Class T	24,576,443	12,630,081
Fidelity Freedom Blend 2035 Commingled Pool Class T	45,086,436	22,130,547
Fidelity Freedom Blend 2040 Commingled Pool Class T	59,378,603	32,272,378
Fidelity Freedom Blend 2045 Commingled Pool Class T	66,787,763	34,587,294
Fidelity Freedom Blend 2050 Commingled Pool Class T	74,940,280	38,826,659
Fidelity Freedom Blend 2055 Commingled Pool Class T	60,403,604	29,105,586
Fidelity Freedom Blend 2060 Commingled Pool Class T	34,551,512	15,638,293
Fidelity Freedom Blend 2065 Commingled Pool Class T	8,751,915	2,991,776
Fidelity Freedom Blend 2070 Commingled Pool Class T	96,950	—
	$710,438,949	$579,618,771

5. Fair Value
Investments measured at fair value on a recurring basis:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual Funds	$459,849,026	$—	$—	$459,849,026
Company Stock	91,266,320	—	—	91,266,320
Common/Collective Trusts measured at NAV as a practical expedient	—	—	—	4,169,582,148
	$551,115,346	$—	$—	$4,720,697,494

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Funds	$468,094,524	$—	$—	$468,094,524
Company Stock	102,272,331	—	—	102,272,331
Common/Collective Trusts measured at NAV as a practical expedient	—	—	—	3,665,201,911
	$570,366,855	$—	$—	$4,235,568,766
6. Party-In-Interest Transactions
Certain investments are managed by the Trustee or certain of its affiliates. These investments qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan for investment related services are included in net appreciation (depreciation) in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.
One of the Plan's investment options invests exclusively in Company Stock. At December 31, 2025 and 2024, the Plan owned 1,130,136 and 1,188,574 shares of Company Stock, respectively, with a corresponding fair value of $91.3 million and $102.3 million, respectively.
Additionally, participants who are active employees may borrow from their accounts and such loans qualify as exempt party-in-interest transactions under ERISA. These loans are recorded as notes receivable from participants in the Statement of Net Assets Available for Benefits.
7. Plan Amendment or Termination
The Company or its delegate has the right to amend the Plan at any time. In addition, although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or the complete discontinuance of contributions by the Company under the Plan, the participants’ accounts will become fully vested in accordance with the terms of the Plan.
8. Tax Status
The Plan is a retirement plan that is designed to satisfy the qualification requirements under Section 401(a) of the Code and therefore, is not subject to tax under present income tax regulations. The Internal Revenue Service, or IRS, has determined and informed the Company by letter dated November 20, 2015, that the terms of the Plan and related trust comply with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
U.S. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan's management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Plan’s financial statements. The Plan is subject to routine examination by various taxing jurisdictions. Currently, there are no open examinations for any period.
9. Delinquent Participant Contributions
In 2025, one participating company failed to remit $224 for an employee's contribution to the Plan in a timely manner. This amount was subsequently remitted to the Plan. The Trustee computed and applied the applicable earnings to the participant.

10. Settlement Proceeds
The Company resolved a lawsuit that claimed certain actions related to the Plan violated ERISA’s fiduciary rules. Although the Company, its officers, and the Plan’s Administrative Committee strongly denied any wrongdoing and actively contested the allegations, they chose to settle the case to avoid continued litigation. The Court approved the settlement on December 12, 2023. In accordance with the Court-approved allocation plan, a total of $1,308,804 in settlement proceeds was distributed to participants’ accounts in the Plan in 2024.
11. Subsequent Events
In November 2025, the Company completed the acquisition of The Interpublic Group of Companies, Inc. In connection with this acquisition, The Interpublic Group of Companies, Inc. Savings Plan is expected to be merged into the Plan in October 2026.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For The Year Ended December 31, 2025
EIN: 13-1514814
Plan No. 004

	Total that Constitutes Non-Exempt Prohibited Transactions
Participant Contributions and Loan Repayments Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP and PTE (Prohibited Transaction Exemption)
$224	$—	$224	$—	$—

In 2025, one participating company failed to remit $224 for an employee's contribution to the Plan in a timely manner. This amount was subsequently remitted to the Plan. The Trustee computed and applied the applicable earnings to the participant.

See report of independent registered public accounting firm.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
EIN: 13-1514814
Plan No. 004

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Shares	Cost	Current value
*	Omnicom Group Inc. Common Stock	Common Stock $0.15 par value	1,130,136	a	$91,266,320
*	Fidelity Managed Income Portfolio II	Common/Collective Trust	194,794,327	a	194,868,030
*	Spartan 500 Index Pool Class D	Common/Collective Trust	2,177,540	a	707,678,562
*	Fidelity Contrafund Commingled Pool Class F	Common/Collective Trust	9,921,524	a	555,208,474
	JPMCB Large Cap Growth CF-A Class	Common/Collective Trust	2,102,569	a	266,542,693
	T. Rowe Price Institutional Large Cap Value Fund	Mutual Fund	6,975,899	a	159,748,079
*	Fidelity Diversified International Commingled Pool Class C	Common/Collective Trust	7,521,602	a	180,668,875
	AB Discovery Value Fund Class Z	Mutual Fund	5,820,531	a	114,897,285
	William Blair Small-Mid Cap Growth CIT	Common/Collective Trust	2,551,742	a	108,415,604
	PIMCO Total Return Fund Institutional Class	Mutual Fund	12,175,758	a	107,877,219
	Vanguard FTSE Social Index Fund IS	Mutual Fund	1,608,954	a	75,878,288
	State Street Russell Small/Mid Cap Index Fund Class II	Common/Collective Trust	1,994,930	a	41,406,775
	State Street U.S. Bond Index Fund Class XIV	Common/Collective Trust	2,944,184	a	33,975,884
	State Street Global All Cap Equity Ex-U.S. Index Fund Class II	Common/Collective Trust	1,832,254	a	34,019,458
*	Fidelity Freedom Blend Income Commingled Pool Class T/Retirement Fund	Common/Collective Trust	610,201	a	11,368,039
*	Fidelity Freedom Blend 2005 Commingled Pool Class T	Common/Collective Trust	—	a	—
*	Fidelity Freedom Blend 2010 Commingled Pool Class T	Common/Collective Trust	302,466	a	7,065,617
*	Fidelity Freedom Blend 2015 Commingled Pool Class T	Common/Collective Trust	398,724	a	10,047,845
*	Fidelity Freedom Blend 2020 Commingled Pool Class T	Common/Collective Trust	1,151,653	a	30,242,395
*	Fidelity Freedom Blend 2025 Commingled Pool Class T	Common/Collective Trust	3,016,167	a	86,925,940
*	Fidelity Freedom Blend 2030 Commingled Pool Class T	Common/Collective Trust	5,194,976	a	157,927,279
*	Fidelity Freedom Blend 2035 Commingled Pool Class T	Common/Collective Trust	8,116,015	a	280,083,679
*	Fidelity Freedom Blend 2040 Commingled Pool Class T	Common/Collective Trust	9,017,243	a	333,908,504
*	Fidelity Freedom Blend 2045 Commingled Pool Class T	Common/Collective Trust	9,368,273	a	356,931,206
*	Fidelity Freedom Blend 2050 Commingled Pool Class T	Common/Collective Trust	10,541,597	a	395,942,381
*	Fidelity Freedom Blend 2055 Commingled Pool Class T	Common/Collective Trust	8,171,041	a	329,129,549
*	Fidelity Freedom Blend 2060 Commingled Pool Class T	Common/Collective Trust	7,056,901	a	190,536,326
*	Fidelity Freedom Blend 2065 Commingled Pool Class T	Common/Collective Trust	2,384,008	a	50,445,600
*	Fidelity Freedom Blend 2070 Commingled Pool Class T	Common/Collective Trust	89,924	a	1,111,463
*	Fidelity Government Money Market Fund	Mutual Fund	1,448,155	a	1,448,155
	Empower Guaranteed Income Fund	Common/Collective Trust	191,584	a	191,584
*	Notes receivable from participants	Participant Loans**		—	24,212,824
					$4,939,969,932
* Represents a party-in-interest as defined by ERISA.
** Maturity dates through November 2040. Interest rates range from 4.25% to 9.50%.
a - The cost of participant-directed investments is not required to be disclosed.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Dated:	June 29, 2026	/s/ Leslie Chiocco
Leslie Chiocco Member of Administrative Committee